Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd to Increase Presence in the Market of Pork

SHANGHAI, April 6, 2023 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that the Company’s controlled affiliate, Fintech (Henan) Supply Chain Management Co., Ltd. (“Henan Fintech”), has entered into an agricultural trade management services agreement (the “Agreement”) with Henan Furun Food Co., Ltd. (“HFF”), a company primarily engaging in deep processing of agricultural and sideline products. The Agreement represents a significant initiative of the Company’s supply chain business strategy to increase its presence and explore growth opportunities in the market of pork.

According to Statista, China has the largest hog heard in the world and accounts for more than a half of the global pig population. Around 60 percent of China’s entire meat industry output is pork. Pork is also by far the most favored and most consumed type of meat in the Chinese diet. The domestic per capita consumption of pork remained the highest among all fresh meat products and is expected to increase. To meet the growing demand, China imports over a million metric tons of pork annually.

The Agreement was executed as part of Nisun’s supply chain trading operations. Under the Agreement, Henan Fintech will purchase pork from Henan Guiyou Industrial Group based on orders from HFF, with full payment for the pork, while HFF provides a 30% deposit with Henan Fintech. The products will be delivered to Henan Fintech’s designated warehouse, and upon order completion and payment, the Company will arrange for the products to be delivered to specified locations or customers. Additionally, pursuant to the Agreement, Fintech has extended a revolving credit facility of RMB 30 million (approximately US$4.4 million) to HFF.

Mr. Xiaoyun Huang, Chief Executive Officer of Nisun, commented, “We are thrilled to venture into extensive and stable pork market. We believe that our business collaboration with HFF will enable us to tap into this substantial market with great potential while also promoting the growth of our supply chain operations. As we look ahead, we plan to further expand our presence in the pork market and enhance our supply chain capabilities. We are confident that this endeavor will increase our supply chain’s exposure to an extremely promising sector, ultimately delivering long-term value for our shareholders.”

About Henan Furun Food Co., Ltd.

Established in August 2004, Henan Furun Food Co., Ltd. has a registered capital of RMB 100 million and 1,100 employees. The company’s main business is the production and operation of quick-frozen food, which is mainly based on the deep processing of agricultural and sideline products. The business scope covers deep processing of quick-frozen rice and flour products, quick-frozen vegetables, and other agricultural and sideline products. The company’s annual design production capacity is 50,000 tons. In 2007 and 2010, the company was successively rated as “Key Leading Enterprise of Agricultural Industrialization in Henan Province” by the provincial government and the Provincial Department of Agriculture respectively. In August 2010, it was rated as a “Key Poverty Alleviation Enterprise in Henan Province” by the provincial government, and as a unit of “Vice President of Henan Poverty Alleviation Association” in 2011. The company has passed QS certification and ISO9001 system certification, and its products have entitled “Henan Province Famous Brand Products” and “Henan Province High-quality Products”. In December 2010, it was awarded as “Henan Province Famous Brand”. The company was also rated as an AA grade credit enterprise during the financial system credit rating evaluation in 2021.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 (917) 609 0333

Email: tina.xiao@ascent-ir.com